EXHIBIT 99.1

Aleafia Health Announces Closing of $40.25 Million Public Offering, Including Full Exercise of the Over-Allotment Option

TORONTO, June 27, 2019 (GLOBE NEWSWIRE) -- (TSX: ALEF) (OTC: ALEAF) (FRA:ARAH) Aleafia Health Inc. (“Aleafia Health” or the “Company”) is pleased to announce that it has closed its previously announced public offering of convertible debenture units (the “Convertible Debenture Units”) of the Company at a price of $1,000 per Convertible Debenture Unit for aggregate gross proceeds of $40,250,000 (the “Offering”), which includes the full exercise of the over-allotment option. The Offering was led by Mackie Research Capital Corporation and BMO Capital Markets, and included Canaccord Genuity Corp. (together, the “Agents”).

“We are excited to close this financing and strengthen our balance sheet as we solidify and accelerate the expansion of our cannabis health and wellness ecosystem, in Canada, and globally,” said Aleafia Health CEO, Geoffrey Benic. “This is a key step enabling management to execute on its business plan and to drive operational results creating value for shareholders.”

In connection with the Offering, Aleafia Health is pleased to announce the full exercise of the over-allotment option for additional gross proceeds of $5,250,000. An additional 5,250 Convertible Debenture Units (the “Additional Convertible Debentures Units”) were issued today by the Company representing additional gross aggregate proceeds of $5,250,000 and the total gross proceeds to the Company from Convertible Debenture Units sold in the Offering, including the 35,000 Debenture Units sold initially and the 5,250 Additional Convertible Debenture Units sold pursuant to the over-allotment option, is $40,250,000.

Each Convertible Debenture Unit issued pursuant to the Offering consists of one $1,000 principal amount of 8.5% interest bearing unsecured convertible debenture of the Company (each a "Convertible Debenture") and 680 common share purchase warrants (each a "Warrant"). Each Warrant entitles the holder thereof to purchase one common share (“Common Share”) in the capital of the Company at an exercise price of $1.55 until June 27, 2022. Provided that, if at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) is greater than $3.10 for 20 consecutive trading days, the Company may, within 15 days of the occurrence of such event, deliver a notice (including a press release) to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the “Accelerated Exercise Period”). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period.

The Convertible Debentures bear interest at a rate of 8.5% per annum from the date of issue, payable semi-annually in arrears on the last day of June and December in each year and mature on June 27, 2022 (the “Maturity Date”). The principal amount of each Convertible Debenture is convertible for no additional consideration, into Common Shares at the option of the holder at any time prior to the earlier of: (i) the close of business on the Maturity Date, and (ii) the business day immediately preceding the date specified by the Company for redemption of the Convertible Debentures upon a change of control at a conversion price equal to $1.47.

In consideration for the services provided by the Agents, the Company has paid a cash commission equal to 6% and issued an aggregate of 1,915,900 non-transferable broker warrants (the “Broker Warrants”) to the Agents. The Broker Warrants are exercisable into Common Shares at a price $1.47 per Common Share until June 27, 2022.

The net proceeds received by the Company from the Offering will be used for working capital requirements and other general corporate purposes.

The Offering is subject to final acceptance of the TSX. The TSX has conditionally accepted the Offering and the listing of the Convertible Debentures and Warrants. It is expected that the Convertible Debentures and Warrants will commence trading on the TSX on June 27, 2019 under the symbols “ALEF.DB” and “ALEF.WT”, respectively.

The Convertible Debentures and Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold in the United States, to or for the account or benefit of, persons in the United States or U.S. Persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and in accordance with applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Debentures or Warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-TSX-ALEF (879-2533)
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale outdoor cultivation facility in Canada. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Innovation is at the heart of Aleafia Health’s competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange, prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aleafia Health or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the use of the net proceeds and anticipated receipt of regulatory approvals. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the short-form prospectus filed in respect of the Offering and the documents incorporated by reference therein. Although Aleafia Health believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and Aleafia Health does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.